

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Mark Jacobson
Chief Operating Officer
Axsome Therapeutics, Inc.
22 Cortlandt Street, 16th Floor
New York, New York 10007

      Re: Axsome Therapeutics, Inc
             Form 10-Q/A
             Exhibit No. 10.2
             Filed November 6, 2020
             File No. 001-37635

Dear Mr. Jacobson:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             Division of Corporation Finance